Exhibit 99.1

Brookfield Asset Management

News Release

BROOKFIELD APPOINTS KIM REDDING AS CHIEF INVESTMENT STRATEGIST

Toronto, Ontario, July 8, 2013 – Brookfield Asset Management Inc. (“Brookfield”) (NYSE: BAM, TSX: BAM.A, Euronext: BAMA), is pleased to announce the appointment of Mr. Kim G. Redding to the position of Chief Investment Strategist.  Mr. Redding, formerly chief executive officer of Brookfield Investment Management, has led Brookfield’s public securities investment platform since 2009 and has over 30 years of investment experience, focused on Real Assets.

As Chief Investment Strategist, Mr. Redding will advise on Brookfield’s global investment strategy across its more than $175 billion portfolio of assets under management, represent Brookfield’s expertise and capabilities to the global marketplace and guide Brookfield’s thought leadership initiatives related to Real Asset investment and operations.

Commenting on Mr. Redding’s appointment, Bruce Flatt, Brookfield’s Chief Executive Officer, said: “We are pleased Kim has taken on the role of Brookfield’s Chief Investment Strategist.  With over three decades of experience, Kim is a leading authority on investing in Real Assets.  We believe his expanded role will enhance our ability to both earn superior risk adjusted returns and communicate our strategies to our clients.”

Mr. Redding stated: “Real Assets are poised to become a prominent component of investor allocations in coming years.  With over 100 years of Real Asset experience, Brookfield is well-positioned to champion the benefits of the asset class and provide value-added investment opportunities.  I am excited to help shape these opportunities and share Brookfield’s expertise with our clients.”

Mr. Redding, based in Chicago, Illinois, has specialized in the management of institutional capital invested in Real Assets since 1986, with a particular focus on real estate and infrastructure. He founded the predecessor to Brookfield Investment Management’s current public equities securities platform.

Mr. Redding will remain co-Chief Investment Officer of Brookfield’s public securities platform along with Mr. Craig Noble, who has been appointed Chief Executive Officer of Brookfield Investment Management.

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1 | Brookfield Asset Management

Brookfield Asset Management Inc. is a global alternative asset manager with over $175 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide Brookfield with a competitive advantage in the markets where it operates. Brookfield is co-listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

For more information, please visit our web site at www.brookfield.com or contact:
Andrew Willis Communications and Media Tel: (416) 369 - 8236 Fax: (416) 363 - 2856 Email: andrew.willis@brookfield.com	Amar Dhotar Investor Relations Tel: (416) 359-8629 Fax: (416) 363-2856 Email: amar.dhotar@brookfield.com

Forward-Looking Statements

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The word “will,” or derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this news release include statements in regards to the sale of Longview Timber and Longview Fibre Paper and Packaging. Although Brookfield Asset Management believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including the company’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

2 | Brookfield Asset Management